CRESTVIEW CAPITAL PARTNERS, LLC



                                                                  April 17, 2007

VIA E-MAIL

Halo Technology Holdings, Inc. (the "Company")
151 Railroad Avenue
Greenwich, CT 06890
Attn:  Mr. Rodney A. Bienvenu, Jr.

Dear Ron:

As we discussed with you in our recent meeting, we are continuing to carefully monitor Crestview Capital Master LLC's (the "Fund") investment in the Company. This letter is to inform you that the Fund, together with certain designees to be determined by us, would be interested in acquiring the business of the Company's wholly owned subsidiary, Empagio, Inc. ("Empagio"), as further described below (the "Transaction"). We currently envision a purchase price for the Empagio business of $19.0 million, paid out as follows:

     o    $13.0 million in cash at the closing;
     o A $4.0 million promissory note (the "Note") without interest, due and payable on December 31, 2009; and
     o Assumption by Empagio of the $2.0 million promissory note of the Company currently held by the Fund.

Subject to obtaining any necessary consents and approvals outside of our control, confirmatory due diligence (including, without limitation, as to valuation), negotiation of mutually acceptable definitive transaction documents, and an acceptable fairness/valuation opinion (from a reputable financial advisory firm acceptable to us), we would envision signing such Transaction documents by April 30, 2007 and closing the Transaction within six (6) weeks from the date hereof, all of which will give us time to complete such confirmatory due diligence and seek the senior financing we will need. Based on our current understanding of the business of Empagio, we believe that we can secure the appropriate financing for this acquisition during that period.

Accordingly, we are prepared to begin working with the Company immediately, and to devote substantial time, effort and resources in an effort to accomplish the Transaction, all on the following terms and conditions:

1. The Company covenants that from the date hereof until 9:00 P.M., Chicago time, on April 30, 2007 (the "Exclusivity Period") neither the Company, Empagio, nor any subsidiary shall, directly or indirectly, nor any affiliate, subsidiary, stockholder, officer, director, employee, agent or representative of any of them, will (i) solicit, initiate or encourage discussions with, or the submission of bids, offers or proposals by, any person or entity with


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     respect to the acquisition, issuance or sale of any debt, equity securities or other financial instruments of, or any assets of, or relating to, Empagio and/or any direct or indirect subsidiary thereof or any of their businesses, (ii) engage in discussions or negotiations concerning any such transaction or matter with, or provide any information with a view toward any such transaction or matter to, any person or entity other than us or the Fund, (iii) accept any offer or proposal for, or enter into any agreement relating to, any such transaction or matter or in any other way competitive with the Transaction or (iv) take any other action which is inconsistent with or adverse to the consummation of an acquisition of the business of Empagio by the Fund and its designees (any of the foregoing in clauses (i)-(iv) being an "Alternative Transaction"). During the Exclusivity Period, the Company shall immediately advise the Fund orally (and promptly thereafter in writing) of any inquiry or proposal by any party other than the Fund with respect to, or related to, Empagio, its securities or assets, or relating to an Alternative Transaction or any request for information in connection with an Alternative Transaction and the material terms and conditions of such inquiry, proposal or request. In addition, the Company and Empagio shall promptly submit to the Fund copies of all written materials it may receive with respect to any such Alternative Transaction. In the unlikely event that contrary to the parties expectations a Transaction agreement would not be executed by the end of the Exclusivity Period and the Fund is still proceeding in good faith with respect to a potential Transaction, such Exclusivity Period shall automatically be extended for an additional one week period. In addition to the exclusivity language above, the definitive agreement relating to the Transaction will include provisions providing that if (i) the Transaction does not close (for any reason other than the Fund's failure to obtain financing or a breach of a covenant or representation by the Fund); and
     (ii) the Company or Empagio enters into an agreement within six (6) months following the termination of the definitive agreement providing for an Alternative Transaction on financial terms superior to those outlined in the definitive agreement, then in addition to the other remedies available to the Fund included in the definitive agreement the Company shall immediately pay by wire transfer of immediately available funds to such accounts as the Fund may designate, the sum of $500,000.

2. So long as we proceed in good faith to achieve the proposed Transaction, if the Company breaches paragraph 1 or does not proceed in good faith to achieve the proposed Transaction during the Exclusivity Period, the Company shall reimburse us and the Fund for (or pay at the Fund's direction) all legal, transactional and due diligence costs associated with our and the Fund's efforts with respect to a Transaction up to a maximum amount (payable immediately upon request) of $300,000.

3. In connection with the possible Transaction, the Fund and its representatives shall be given reasonable access to, and information with respect to, the books and records of the Company and Empagio for the purpose of completing its diligence review of Empagio and its business. All information obtained by the parties and their respective representatives during the course of such review will be maintained by the parties and their representatives on a confidential basis in accordance with the terms of a confidentiality agreement, which the parties shall promptly negotiate and execute on a mutually acceptable basis following execution of this letter.


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4.   The definitive Transaction documents would contain provisions for, among other things, the following. The Fund would agree that up to $2.0 million of the Note would be convertible into equity of Empagio (or the acquisition vehicle formed by Fund) upon terms to be agreed upon by the Fund and the Company in the definitive Transaction agreement in the event that the Fund were to sell, within one (1) year following the consummation of the Transaction, all or substantially all of (x) the assets of the Empagio business or (y) the stock of the entity holding the Empagio business (whether by stock sale, merger or otherwise), in any transaction other than a financing transaction. In addition, in the definitive Transaction documents the parties shall agree to a `lost revenue" indemnity arrangement that provides for an offset against the Note on the basis of 1.5X for every dollar of lost revenue within the twelve (12) months following the consummation of the Transaction, provided that the lost revenue indemnity shall be capped at $1.7 million. Any claims by the Fund (or the acquisition vehicle formed by the Fund) for a breach of any representation or warranty (other than fundamental breaches to be agreed upon) made by the Company in the definitive Transaction documents will be limited to the reduction of the Note amount. Additionally, the Note would be subordinate to, and the terms thereof would be subject to agreement by, senior financing sources who we would seek to provide our debt financing. In addition, such Transaction documents would provide that immediately prior to closing, Empagio would have zero debt and, as of the closing, would have net working capital (without giving effect to deferred revenue) of at least $1 million.

While the parties desire to accomplish a Transaction, and have so indicated by signing below, the parties also agree and acknowledge, by signing below, that this letter simply constitutes an expression of such desire and that none of the parties shall be legally obligated to enter into a Transaction. Accordingly, unless definitive written agreements mutually acceptable to the parties providing for a Transaction are entered into (regardless of the reason for such agreements not so having been entered into), none of the parties hereto shall be under any obligation to the other irrespective of any negotiations, agreements or undertakings between, or actions taken by, such parties except as contemplated by paragraphs 1 and 2 above.

This letter agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all other (if any) prior agreements and undertakings, both written and oral, between or among the parties with respect to the subject matter hereof.

This letter agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois applicable to contracts executed in and to be performed in that State, except that matters which are solely defined by Chapter 78 of the Nevada Revised Statutes shall be governed thereby. The parties hereby consent to venue and jurisdiction in the courts of the State of Illinois. Should we or the Fund be required to enforce this agreement, each of us and the Fund shall be entitled to our attorneys' fees and other costs of enforcement. The Company agrees that the Fund shall be an express third party beneficiary with respect to this letter, and that the Fund shall have


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the right to enforce such provisions in its own name as if the Fund were a party hereto. You further agree that you shall not raise lack of privity or any other matter as a defense against the Fund seeking to enforce the provisions of this letter.

     Should the Company be interested in pursuing the contemplated Transaction with us in accordance with the foregoing, and if the Company is in agreement with the foregoing please execute and return a copy of this letter to us by 5 p.m., Chicago time, on Tuesday, April 17, 2007.

                                   Sincerely,

                                   CRESTVIEW CAPITAL PARTNERS, LLC


                                   By:  /s/ Daniel I. Warsh
                                       -----------------------------------------
                                   Name:  Daniel I. Warsh
                                   Title: Manager



AGREED TO AND ACCEPTED AS OF
THE DATE FIRST WRITTEN ABOVE,
AND APPROVED BY THE BOARD OR DIRECTORS
OF HALO TECHNOLOGIES, INC. FOR ALL PURPOSES,
INCLUDING, WITHOUT LIMITATION, NEV. REV. STAT. ss. 78-411 - ss. 78-444, SUCH THAT ENTERING INTO THIS LETTER SHALL HAVE NO ADVERSE EFFECT ON
CRESTVIEW CAPITAL PARTNERS, LLC OR THE FUND.

HALO TECHNOLOGY HOLDINGS, INC.


By: /s/ Rodney A. Bienvenu, Jr.
    ---------------------------
Name:  Rodney A. Bienvenu, Jr.
Title: CEO and Chairman



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